Exhibit 99.1

Form 51–102F3

Material Change Report

Item 1.	Name and Address of Company

West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”)

585 Beatty Street, Suite 501

Vancouver, BC V6B 1C1

Item 2.	Date of Material Change

August 20, 2021

Item 3.	News Release

A news release in respect of the material change was disseminated via Canada Newswire on August 20, 2021. The news release was also filed with each of the Canadian securities regulatory authorities on SEDAR and with the US Securities Exchange Commission on EDGAR.

Item 4.	Summary of Material Change

On August 20, 2021, West Fraser announced the completion of its substantial issuer bid (the “SIB”) pursuant to which it has taken up and purchased for cancellation a total of 10,309,278 common shares (the “Shares”) at a price of C$97.00 per Share (the “Purchase Price”) under the SIB which commenced on July 12, 2021.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On August 20, 2021, West Fraser announced the completion of the SIB pursuant to which it has taken up and purchased for cancellation a total of 10,309,278 Shares under the SIB. The Shares were purchased for an aggregate purchase price of C$1.0 billion and represented approximately 8.7% of the total number of the Company’s issued and outstanding Shares and Class B shares as of July 7, 2021, the date that the SIB was announced. After giving effect to the SIB and as of the date of cancellation of the Shares, the Company had 106,134,898 Shares and 2,281,478 Class B shares issued and outstanding. No Class B shares were purchased under the SIB.

In total, 13,708,784 Shares were tendered based on the final count of Computershare Investor Services Inc. (“Computershare”), the depositary for the SIB. As the SIB was oversubscribed, shareholders who made auction tenders at the Purchase Price or less and purchase price tenders had approximately 91% of their successfully tendered Shares purchased by the Company (other than “odd lot” tenders, which were not subject to proration).

Payment and settlement for the purchased Shares was effected by Computershare in accordance with the SIB and applicable law.

Any Shares tendered but not purchased, including Shares not purchased as a result of proration or Shares tendered pursuant to auction tenders at prices higher than the Purchase Price or invalidly tendered, will be returned to shareholders as soon as practicable by Computershare.

The Company expects to be eligible to recommence purchases under its normal course issuer bid now that all Shares accepted for purchase under the SIB have been taken up.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

Christopher Virostek

Vice-President, Finance and Chief Financial Officer

+1 (604) 681-6061

Item 9.	Date of Report

August 30, 2021